THE VANTAGE FUNDS
                           600 Main Street, Suite 100
                              Stroudsburg, PA 18360
                               Tel: (888) 863-2004

                                                                May 18, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549-1004
Attn: Valerie Lithotomos

      Re:   The Vantage Funds
            Registration Statement on Form N-1A
            File Nos. 333-120747 and 811-21678.
            -----------------------------------

Dear Ms. Lithotomos:

      Pursuant to Rule 477 under the Securities Act of 1933, as amended, application is hereby made by The Vantage Funds (the "Registrant") to withdraw its Registration Statement on Form N-1A, originally filed with the Commission on November 24, 2004 and amended on March 31, 2005 (the "Registration Statement").

      The Registrant is withdrawing the filing because it no longer intends to offer or sell the securities covered by the Registration Statement. None of the securities covered by the Registration Statement were offered or sold.

      Please provide the Registrant and the Registrant's counsel, Darren Ofsink, Esq., Guzov Ofsink LLC, 600 Madison Avenue, New York, NY 10022 with a copy of the order granting withdrawal of the Registration Statement as soon as it is available. If you have any questions regarding this application, please contact Mr. Ofsink (212) 371-8008.

                                    Very truly yours,

                                    /s/ Ian Scott-Dunne
                                    -------------------
                                    Ian Scott-Dunne, President